EXHIBIT 17

Board of Directors

I am writing to inform you of my resignation from the board of directors of One World Holdings, Inc effective December 31, 2015. My other commitments have become too great for me to be able to fulfill the requirements of my position on the board, and I feel it best to make room for someone with the time and energy to devote to the job.

I wish One World Holdings great success in the future.

All the Best,
 Robert Hines